UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

37F, Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑   Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

  Voting Results of the Annual General Meeting of Shareholders
     On December 7, 2009, SINA Corporation (the “Company”) held its annual general meeting of shareholders in Hong Kong. Results of the shareholders’ votes were as follows:
•	All Class I Directors of the Company were re-elected—Directors Yan Wang (with 38.5 million shares voted for and 2.8 million shares withheld) and Song-Yi Zhang (with 41.0 million shares voted for and 0.3 million shares withheld).
•	The appointment of PricewaterhouseCoopers Zhong Tian CPAs Limited Company as the Company’s independent auditors for the fiscal year ending December 31, 2009 was ratified (with 41.2 million shares voted for, seventy six thousand shares voted against and twenty six thousand shares abstained).
•	The amendment of the current Amended and Restated Articles of Association of the Company by adopting Articles 1, 90, 91, 104, 122, 131, 161, 165 and 167 set forth in the Amended and Restated Articles of Association of the Company was approved (with 41.1 million shares voted for, 0.1 million shares voted against and ninety two thousand shares abstained).
•	The amendment of the current Amended and Restated Articles of Association of the Company by adopting Articles 1, 5, 69, 72, 74, 76, 117, 118, 128 and 163 set forth in the Amended and Restated Articles of Association of the Company was approved (with 37.1 million shares voted for, 4.2 million shares voted against and 0.1 million shares abstained).
•	The amendment of the current Amended and Restated Articles of Association of the Company by deleting Article 98 of the current Amended and Restated Articles of Association of the Company and adopting Articles 105, 106, 108, 111, 112, 113, 114, 121, 122 and 131 set forth in the Amended and Restated Articles of Association of the Company was approved (with 40.9 million shares voted for, 0.3 million shares voted against and 0.1 million shares abstained).
•	The amendment of the current Amended and Restated Articles of Association of the Company by adopting Article 71 set forth in the Amended and Restated Articles of Association of the Company was not approved (with 15.5 million shares voted for, 25.8 million shares voted against and 0.1 million shares abstained).
•	The restatement of the Amended and Restated Articles of Association of the Company to reflect the amendments (if any) approved was approved (with 34.4 million shares voted for, 6.8 million shares voted against and 0.1 million shares abstained).
     A copy of the Amended and Restated Articles of Association of the Company, as approved by the shareholders of the Company, is included as Exhibit 3.1.
  China Real Estate Information Corporation/China Online Housing Transaction
     On February 24, 2008, the Company entered into an agreement with E-House (China) Holdings Limited (“E-House”) to form China Online Housing Technology Corporation (“China Online Housing”), a joint venture to operate SINA’s real estate channel operations. The joint venture investment in China Online Housing was subsequently consummated on April 1, 2008. SINA contributed to China Online Housing $2.5 million in cash, certain assets and liabilities and the rights to operate its real estate channel operations for a period of ten years. The licenses granted to China Online Housing included the rights to use SINA’s trademark, domain name, portal technologies and certain software. In addition, SINA signed an advertising agency agreement (the “old advertising agency agreement”) with China Online Housing, under which China Online Housing would be the exclusive agent for selling advertising to real estate customers on SINA’s other channels for three years starting from April 1, 2008, and China Online Housing would be entitled to receive 15% of the sales contract amount as agency fee. Additionally, China Online Housing guaranteed a certain amount of advertising revenue to be placed on SINA’s non-real estate channels from real estate customers during the agreement period. Thirty-four percent of China Online Housing shares were then issued to E-House in exchange for payment of $2.5 million cash and 10-year exclusive, business-to-consumer usage of the database from E-House’s subsidiary China Real Estate Information Corporation (“CRIC”).
     On July 23, 2009, SINA announced that it entered into a definitive agreement (the “Agreement”) with E-House to merge E-House’s real estate information and consulting services and China Online Housing (the “Transaction”). E-House’s real estate information and consulting services business is operated by CRIC. Under the Agreement, SINA would contribute its online real estate business to its majority-owned subsidiary China Online Housing, and CRIC would issue 47,666,667ordinary shares to SINA to acquire SINA’s equity interest in China Online Housing upon and conditioned on the completion of the initial public offering of CRIC (the “CRIC IPO”).
     On September 2, 2009, SINA entered into an amended and restated advertising agency agreement, a domain name and content license agreement, a trademark license agreement and a software license and support services agreement with China Online Housing as part of its consideration for the interest in CRIC.
     On October 16, 2009, the Transaction was consummated following the listing of CRIC’s American depositary shares on the NASDAQ Global Select Market. As of the closing of the Transaction, E-House is the majority shareholder of CRIC with approximately 50% interest in CRIC, and SINA is the second largest shareholder of CRIC with approximately 33% interest in CRIC.
     The disposal of SINA’s interest in China Online Housing represents a significant disposition, and the acquisition of its equity interest in CRIC represents a significant acquisition. Consequently, SINA is furnishing the following exhibits:
•	audited consolidated financial statements of CRIC for the three years ended December 31, 2008 and unaudited condensed consolidated financial statements for the six months ended June 30, 2008 and 2009, pursuant to Item 3-05 of Regulation S-X as Exhibit 99.3 and Exhibit 99.4.

•	unaudited pro forma condensed consolidated financial information of SINA prepared in accordance with Article 11 of Regulation S-X as Exhibit 99.1. The unaudited pro forma condensed consolidated financial information gives effect to the disposition of China Online Housing and the acquisition of CRIC, as if both had occurred at the balance sheet date or the beginning of the periods presented.
  Provision of SINA 2009 Interim Financial Statements
     In this Form 6-K, SINA is also including the following exhibits:
•	unaudited interim condensed consolidated financial statements of SINA for the six months ended June 30, 2008 and 2009 as Exhibit 99.2.

•	operating and financial review and prospects for the six months ended June 30, 2009 as Exhibit 99.9.
  Revision of SINA Historical Financial Statements
     This Form 6-K includes certain sections of the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 29, 2009 (the “2008 Form 20-F”), that have been revised to reflect the Company’s retrospective adoption of guidance on accounting for convertible debt instrument and noncontrolling interest issued by the Financial Accounting Standards Board (“FASB”) which became effective January 1, 2009.
     Guidance on accounting for convertible debt instrument requires issuers of convertible debt that may be settled wholly or partly in cash when converted to account for the debt and equity components separately. The revised guidance must be applied retrospectively to all periods and requires the Company to estimate the fair value of its convertible notes as of the date of issuance, and as if the instrument was issued without the conversion feature. The difference between the fair value and the principal amount of the instrument was retrospectively recorded as debt discount and as a component of equity. The amortization of the debt discount was recognized over the expected four-year life of the convertible notes as a non-cash increase to interest expense in the historical periods. In 2003, the Company issued $100 million of zero-coupon, convertible, subordinated notes (the “Notes”) due 2023, and subsequently in 2007, $1 million of the Notes were converted to SINA ordinary shares upon the purchaser’s request. The adoption of the revised guidance resulted in a net increase in SINA’s shareholders’ equity of $3.6 million, $10.6 million and $17.0 million at December 31, 2006, 2005 and 2004, respectively, and a $25.8 million reclassification in SINA’s shareholders’ equity decreasing retained earnings and increasing additional paid-in capital at December 31, 2007 and 2008. SINA’s income before income tax expense, net income and net income attributable to SINA were reduced by $3.6 million, $7.0 million, $6.4 million and $5.9 million for the fiscal years 2007, 2006, 2005 and 2004 respectively as a result of additional non-cash interest expense arising from the application of this guidance. Prior period information presented in the Exhibits 99.5, 99.6 and 99.7 to this Form 6-K has been revised, where required.
     Guidance on noncontrolling interests establishes accounting and reporting standards for noncontrolling interests (i.e., minority interests) in a subsidiary, including changes in a parent’s ownership interest in a subsidiary, and requires, among other things, that noncontrolling interests in subsidiaries be classified as shareholders’ equity. Prior period information presented in the Exhibits 99.5, 99.6 and 99.7 to this Form 6-K has been reclassified, where required.
     The following Items of the 2008 Form 20-F are being revised retrospectively to reflect the adoption of the accounting guidance described above (those items as revised are attached as Exhibits hereto and hereby incorporated by reference herein):
Item 3 — Key Information — A. Selected Financial Data
Item 5 — Operating and Financial Review and Prospects
Item 8 — Financial Information
Item 18 — Financial Statements
     No Items of the 2008 Form 20-F other than those identified above are being revised by this filing. Information in the 2008 Form 20-F is generally stated as of December 31, 2008 and this filing does not reflect any subsequent information or events other than the adoption of the accounting pronouncements described above. Without limitation of the foregoing, this filing does not purport to update the Operating and Financial Review and Prospects contained in the 2008 Form 20-F for any information, uncertainties, transactions, risks, events or trends occurring, or known to management. More current information is contained in the Company’s filings with the Securities and Exchange Commission. This Current Report on Form 6-K should be read in conjunction with the 2008 Form 20-F and other filings. Other filings contain important information regarding events, developments and updates to certain expectations of the Company that have occurred since the filing of the 2008 Form 20-F.
  Risk Factors Relating to SINA and CRIC
     Majority ownership and control of the board of directors of CRIC by affiliates of E-House may limit our ability to influence CRIC.
     In October 2009, we contributed our online real estate business to CRIC in exchange for approximately 33% of the total outstanding ordinary shares of CRIC. E-House owns approximately 50% of total outstanding ordinary shares of CRIC. As a result, for the foreseeable future, E-House will have the ability to elect a majority of the directors to the board of directors of CRIC. In such cases, the directors designated by E-House have the power to approve a particular matter requiring a majority vote despite the fact that our representatives may vote against the matter. Conversely, with respect to any matter requiring a majority vote, the directors designated by E-House may disapprove a particular matter despite the fact that our representatives may vote in favor of that matter.
     Our operating results could be adversely affected by the results of CRIC’s operations.
     We will report our ownership in CRIC using the equity method of accounting starting from October 1, 2009, and, as such, our net income will be impacted by CRIC’s performance. If CRIC’s financial results decline, it will negatively impact our financial results. Furthermore, we will not be able to report our quarter and annual results until we have obtained CRIC’s results, and a delay in CRIC’s reporting could adversely affect our reporting schedule and cause the market to react negatively to our stock.
     In December 2007, the FASB revised the guidance on accounting for business combinations, which changed how business acquisitions are accounted for. Based on the revised guidance, which is effective for SINA starting January 1, 2009, we expect to recognize a material one-time gain from the closing of the Transaction with CRIC. Under the revised guidance, the valuations of China Online Housing and CRIC are expected to be marked to fair value at CRIC’s IPO date, and we expect to absorb significant amortization of intangible assets from the step up in valuation over the lives of these intangible assets. In the event of a material reduction in the market value of CRIC’s American depositary receipts, we could be required to record an impairment charge in intangible assets and goodwill, which would adversely affect our consolidated financial position and results of operation. Our interest in the equity of CRIC is valued at approximately $572 million based on the initial IPO offering price, which would have represented approximately 43% of our total assets on a pro forma basis as of June 30, 2009.
  Risks Associated with CRIC
     CRIC’s real estate business is subject to risks that may be different than those that affect our business. For a description of the risks associated with CRIC, see Exhibit 99.8 attached to this Form 6-K.

Exhibits

3.1	Amended and Restated Articles of Association of SINA Corporation

99.1	Unaudited Pro Forma Condensed Consolidated Financial Information of SINA Corporation

99.2	Unaudited Interim Condensed Consolidated Financial Statements of SINA Corporation for the six months ended June 30, 2008 and 2009

99.3	Audited Consolidated Financial Statements of China Real Estate Information Corporation for the years ended December 31, 2006, 2007 and 2008

99.4	Unaudited Condensed Consolidated Financial Statements of China Real Estate Information Corporation for the six months ended June 30, 2008 and 2009

99.5	Revised Item 3 — Key Information — A. Selected Financial Data to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 29, 2009

99.6	Revised Item 5 — Operating and Financial Review and Prospects to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 29, 2009

99.7	Revised Item 8 — Financial Information and Item 18 — Financial Statements to the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, filed on June 29, 2009

99.8	Risks associated with China Real Estate Information Corporation

99.9	Operating and Financial Review and Prospects for the six months ended June 30, 2009

99.10	Consent of PricewaterhouseCoopers Zhong Tian CPAs Limited Company, an Independent Registered Public Accounting Firm

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: December 23, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer